UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                              Empire Resorts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   292052 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Louis R. Cappelli
                             c/o Cappelli Enterprises, Inc.
                             115 Stevens Avenue
                             Valhalla, NY 10595
                             Attention: Louis R. Cappelli

                             With a copy to:

                             Herrick, Feinstein LLP
                             2 Park Avenue
                             New York, NY 10016
                             Attention: Louis Goldberg, Esq.
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 30, 2008
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 292052 10 7
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1.   Name of Reporting Persons:    Louis R. Cappelli
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds: AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
Number of            7.         Sole Voting Power:         0
Shares               -----------------------------------------------------------
Beneficially by      8.         Shared Voting Power:       5,374,512 shares (1)
Owned by Each        -----------------------------------------------------------
Reporting            9.         Sole Dispositive Power:    0
Person With          -----------------------------------------------------------
                     10.        Shared Dispositive Power:  5,374,512 shares (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,374,512 shares (1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 15.85% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): IN
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(1)  Includes (i) 811,030 shares of Common Stock purchased by LRC Acquisition
     LLC ("LRC") on April 29, 2008 pursuant to that certain Stock Purchase Agreement dated as of March 31, 2008, made by and between Empire Resorts, Inc. ("Empire") and LRC, as amended by Amendment No. 1 to Stock Purchase Agreement dated April 28, 2008, made by and between Empire and LRC, as further amended by Amendment No. 2 to Stock Purchase Agreement, dated as of June 26, 2008, made by and between Empire and LRC (as amended, the "Stock Purchase Agreement"); (ii) 1,174,512 shares of Common Stock distributed to Cappelli Resorts LLC ("Cappelli Resorts") by Concord Associates, L.P. ("Concord"), effective as of May 1, 2008; (iii) 811,030 shares of Common Stock purchased by LRC on June 2, 2008 pursuant to the Stock Purchase Agreement; (iv) 811,030 shares of Common Stock purchased by LRC on June 30, 2008 pursuant to the Stock Purchase Agreement; and (v) 1,766,910 shares of Common Stock purchased by LRC on July 31, 2008 pursuant to the Stock Purchase Agreement. Louis R. Cappelli is the sole member and the managing member of LRC. Louis R. Cappelli is also the managing member of Cappelli Resorts and Cappelli Resorts II, LLC. Through his ownership interest in Cappelli Resorts and Cappelli Resorts II, LLC, Louis R. Cappelli owns a controlling interest in Concord.

(2) Based upon a total of 33,913,351 shares of Common Stock outstanding as of November 6, 2008 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------
1.   Name of Reporting Persons:    LRC Acquisition LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds: WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     New York
--------------------------------------------------------------------------------
Number of            7.         Sole Voting Power:         0
Shares               -----------------------------------------------------------
Beneficially by      8.         Shared Voting Power:       4,200,000 shares (1)
Owned by Each        -----------------------------------------------------------
Reporting            9.         Sole Dispositive Power:    0
Person With          -----------------------------------------------------------
                     10.        Shared Dispositive Power:  4,200,000 shares (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,433,090 shares (1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 12.38% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): OO
--------------------------------------------------------------------------------

(1) Includes (i) 811,030 shares of Common Stock purchased by LRC Acquisition LLC ("LRC") on April 29, 2008 pursuant to that certain Stock Purchase Agreement dated as of March 31, 2008, made by and between Empire Resorts, Inc. ("Empire") and LRC, as amended by Amendment No. 1 to Stock Purchase Agreement dated April 28, 2008, made by and between Empire and LRC, as further amended by Amendment No. 2 to Stock Purchase Agreement, dated as of June 26, 2008, made by and between Empire and LRC (as amended, the "Stock Purchase Agreement"); (ii) 811,030 shares of Common Stock purchased by LRC on June 2, 2008 pursuant to the Stock Purchase Agreement; (iii) 811,030 shares of Common Stock purchased by LRC on June 30, 2008 pursuant to the Stock Purchase Agreement; and (iv) 1,766,910 shares of Common Stock purchased by LRC on July 31, 2008 pursuant to the Stock Purchase Agreement.

(2) Based upon a total of 33,913,351 shares of Common Stock outstanding as of November 6, 2008 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------
1.   Name of Reporting Persons:    Cappelli Resorts LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds: WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     New York
--------------------------------------------------------------------------------
Number of            7.         Sole Voting Power:         0
Shares               -----------------------------------------------------------
Beneficially by      8.         Shared Voting Power:       1,174,512 shares (1)
Owned by Each        -----------------------------------------------------------
Reporting            9.         Sole Dispositive Power:    0
Person With          -----------------------------------------------------------
                     10.        Shared Dispositive Power:  1,174,512 shares (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,174,512 shares (1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 3.46% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): OO
--------------------------------------------------------------------------------

(1) Includes 1,174,512 shares of Common Stock distributed to Cappelli Resorts LLC ("Cappelli Resorts") by Concord Associates, L.P. ("Concord"), effective as of May 1, 2008. Louis R. Cappelli is the managing member of Cappelli Resorts and Cappelli Resorts II, LLC. Through his ownership interest in Cappelli Resorts and Cappelli Resorts II, LLC, Louis R. Cappelli also owns a controlling interest in Concord.

(2) Based upon a total of 33,913,351 shares of Common Stock outstanding as of November 6, 2008 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

This Amendment No. 7 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 10, 2008 by Louis R. Cappelli in connection with the common stock of Empire Resorts, Inc (the "Original 13D"), as amended by Amendment No. 1 to Schedule 13D, effective as of May 1, 2008, by Louis R. Cappelli and LRC Acquisition LLC, as further amended by Amendment No. 2 to Schedule 13D, effective as of May 16, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 3 to Schedule 13D, effective as of June 5, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 4 to Schedule 13D, effective as of July 3, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 5 to Schedule 13D, effective as of August 4, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC, as further amended by Amendment No. 6 to Schedule 13D, effective as of August 22, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC (the Original Schedule 13D, as amended, the "Schedule 13D"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby deleted in its entirety and replaced by the following:

         Cappelli and LRC are each the beneficial owners of (i) 811,030 shares (the "April LRC Shares") of Empire's Common Stock, par value $.01 per share, purchased on April 29, 2008 by LRC pursuant to the Stock Purchase Agreement, as amended; (ii) 811,030 shares (the "May LRC Shares") of Empire's Common Stock, par value $.01 per share, purchased on June 2, 2008 by LRC pursuant to the Stock Purchase Agreement; (iii) 811,030 shares (the "June LRC Shares") of Empire's Common Stock, par value $.01 per share, purchased on June 30, 2008 by LRC pursuant to the Stock Purchase Agreement; and (iv) 1,766,910 shares (the "July LRC Shares"; together with the April LRC Shares, the May LRC Shares and the June LRC Shares, collectively, the "LRC Shares") of Empire's Common Stock, par value $.01 per share, purchased on July 31, 2008 by LRC pursuant to the Stock Purchase Agreement. Following LRC's purchase of the July LRC Shares on July 31, 2008, LRC fulfilled its obligations to purchase Common Stock under the Stock Purchase Agreement and no additional shares of Common Stock remain to be purchased under the Stock Purchase Agreement. Cappelli is the sole member and the managing member of LRC, and thus is a beneficial owner along with LRC of the LRC Shares.

         Notwithstanding anything to the contrary in this Schedule 13D, except as described herein with respect to the Reporting Persons, none of Concord, Convention Hotels, LLC, Catskill Resort Group, LLC, Cappelli Resorts, LLC or Cappelli Resorts II, LLC, a New York limited liability company ("Cappelli Resorts II"), have or will have any beneficial interest in the LRC Shares.

         Prior to May 1, 2008, Cappelli and Cappelli Resorts were also each the beneficial owners of 2,500,000 shares of Empire's Common Stock, par value $.01 per share (the "Concord Shares"), purchased by Concord Associates, L.P. ("Concord") on January 26, 2007 in connection with the exercise in part of the option to purchase 3,500,000 shares of Common Stock at $7.50 per share which was granted by Empire to Concord pursuant to the terms and provisions of the Option Agreement. The Option Agreement was entered into in connection with an Agreement and Plan of Merger and Contribution, dated as of March 3, 2005, made by and among Empire, Empire Resorts Holdings, Inc., Empire Resorts Sub, Inc., Concord and Sullivan Resorts, LLC, which Agreement and Plan of Merger was subsequently terminated. The term of the Option Agreement with respect to the remaining 1,000,000 shares of Common Stock subject to the 2004 Option expired on December 27, 2007 without any additional shares being purchased by Concord.

         The purpose of the transactions relating to the LRC Shares and the Concord Shares was an investment in Empire.

         Effective as of May 1, 2008, Concord distributed to its indirect owners their pro rata share of the 2,500,000 shares of Common Stock Concord had purchased on December 28, 2006 pursuant to the Option Agreement. In connection with such distribution, Cappelli Resorts received 1,174,512 shares of Empire's Common Stock (the "Distributed Shares"). Cappelli is the managing member of and owns a majority of the membership interests in each of Cappelli Resorts and Cappelli Resorts II. Cappelli Resorts and Cappelli Resorts II currently own 100% of the interests in Catskill Resort Group, LLC. Cappelli, through his ownership interests in Cappelli Resorts and Cappelli Resorts II, currently owns a controlling interest in Catskill Resort Group, LLC, through which entity Cappelli has a controlling interest in Concord. As a consequence, Cappelli and Cappelli Resorts LLC share beneficial ownership of the Distributed Shares. Notwithstanding anything to the contrary in this Schedule 13D, except as described herein with respect to the Reporting Persons, none of Concord, LRC Acquisition LLC, Convention Hotels, LLC or Cappelli Resorts II have or will have any beneficial interest in the Distributed Shares.

         In addition to the Concord Shares, Empire entered into an Agreement to Form Limited Liability Company and Contribution Agreement with Concord on February 8, 2008 (the "Contribution Agreement"), pursuant to which Concord and Empire have agreed to form a limited liability company ("Newco") and enter into an operating agreement. Pursuant to the Contribution Agreement, Concord will contribute certain real estate assets located in Kiamesha, New York (the "Concord Property") and Empire will contribute its gaming licenses and operations known as the Monticello Gaming and Raceway located in Monticello, New York. The Contribution Agreement also provides that as of the effective date of the Contribution Agreement, Empire will have the right to require Concord to purchase up to 1,000,000 shares of Common Stock at a price of $1.00 per share, provided that Empire must use any proceeds received from Concord's exercise of such option exclusively toward the development of the St. Regis Mohawk Tribe's Class III gaming facility and Empire's adjacent land at the Monticello raceway. Upon consummation of the Contribution Agreement, both Concord and Empire will each hold a 50% interest in Newco.

         The consummation of the Contribution Agreement is subject to certain terms and conditions including, among other things, (i) distribution to Empire of at least $50 million (less amounts outstanding under Empire's existing credit facility with Bank of Scotland, which is expected to be assumed by Newco); (ii) receipt of all necessary approvals for the transfer of Empire's gaming and racing licenses; (iii) transfer of Empire's obligations related to its credit facility to Newco; (iv) entry into construction, development, casino development, and casino and hotel management contracts; (v) approval by Empire's stockholders, if required; and (vi) the approval of the appropriate management committee of Concord, which management committee approval has already been obtained. There is no assurance that the conditions to the consummation of the Contribution Agreement will be met and that the Contribution Agreement will be consummated.

         On June 23, 2008, the New York State Senate, and on June 24, 2008, the New York State Assembly passed legislation that will enable Newco, the entity that will be the vendor track operator at Monticello after the consumation of the Contribution Agreement, to make payments for education equaling the greater of (i) twenty five percent (25%) of net machine income ("NMI") from video lottery terminals after payout for prizes (including an additional payment equal to 11.11% of any amount of NMI above $215 million, such additional payment shall not exceed $5 million) or (ii) a base of $38 million dollars, which beginning in the ninth year of operation will be annually increased by the lesser of two percent (2%) or the Consumer Price Index; provided, that when payments are based off of the $38 million base, the Division of the Lottery shall also retain a portion of NMI, up to seven percent (7%), equal to the actual cost of operating and administering the video lottery terminals at Monticello Race Track. The balance of NMI shall be paid as a vendor's fee to the track operator for serving as a lottery agent. The foregoing modified payments will take effect only in the event that the vendor track operator has made a qualified capital investment equal to one billion dollars and the vendor track operator has created 2,000 full-time, permanent jobs (subject to a recapture plan for any time that the employment level is insufficient). Concord and Empire anticipate that, as a result of the foregoing legislation, payments for education received by the State of New York from the Monticello Race Track will approximately double the payments that were made in 2008.

         The Contribution Agreement may be terminated by either Concord or Empire in the event that (i) Concord's management committee has neither approved the transactions contemplated thereunder nor waived the condition requiring management committee approval by May 1, 2008, (ii) certain financing commitments have not been received by June 30, 2008 (subject to extensions under certain conditions), or (iii) the transaction has not closed by December 31, 2008 (subject to extensions under certain conditions). In addition to the foregoing, the Contribution Agreement may be terminated by Empire in the event that (i) the terms and conditions of the Indenture pursuant to which the Sixty Five Million and 00/100 Dollars ($65,000,000.00) of 5 1/2% Convertible Senior Notes issued by Empire, due in the year 2014 and callable in July of 2009 (the "Notes"), have been issued has not been amended, waived, modified or extended, or a sufficient amount of the Notes have not been redeemed, by August 31, 2008, or (ii) either the Bank of Scotland has not agreed to extend the term of the credit facility provided by the Bank of Scotland to Empire in the maximum principal amount of Ten Million and 00/100 Dollars ($10,000,000.00) and due in January of 2009 (the "Credit Facility") for a period of one (1) year or Concord and/or its affiliates shall not have assumed the obligations of Empire under the Credit Facility, each by October 31, 2008 (subject to extensions under certain conditions).

         On June 30, 2008, the Board of Directors of Empire appointed Bruce M. Berg as a Class III director, effective immediately, to serve until Empire's 2009 annual meeting of stockholders. Mr. Berg is a member of Cappelli Resorts.

         On August 20, 2008, Cappelli Resorts II consummated the purchase of all of the membership interests in Catskill Resort Group, LLC not previously owned by Cappelli Resorts or Cappelli Resorts II. Accordingly, as of August 20, 2008, Cappelli Resorts and Cappelli Resorts II own 100% of the membership interests in Catskill Resort Group, LLC.

         On December 30, 2008, Empire and Concord entered into an amendment to the Contribution Agreement pursuant to which the termination date of the Contribution Agreement was extended from December 31, 2008 to January 30, 2009 and all other termination provisions of the Contribution Agreement, as described three paragraphs above in this Schedule 13D, were deleted.

         The Reporting Persons intend continuously to review their rights and options with respect to the Contribution Agreement, the Stock Purchase Agreement, the shares of Common Stock and other debt and equity securities of Empire in light of all existing circumstances, including without limitation, market conditions, regulatory environment, business factors and other circumstances existing from time to time. The Reporting Persons will take such actions in the future as they may deem appropriate in light of all existing circumstances, which actions may include, without limitation, the sale of shares of Common Stock pursuant to a registration statement filed pursuant to a demand for registration made under the Option Agreement or otherwise, or the purchasing of debt or equity securities of Empire in the open market or through privately negotiated transactions. Any of such future actions may include one or more of the actions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         Paragraph (a) of Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced by the following:

         (a) Cappelli has an indirect ownership interest in an aggregate of 5,374,512 shares representing approximately 15.85% of Empire's Common Stock (based upon a total of 33,913,351 shares of Common Stock outstanding as of November 6, 2008 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008). The 5,374,512 shares consist of (i) the 811,030 shares of Common Stock purchased by LRC on April 29, 2008, (ii) the 1,174,512 shares of Common Stock distributed to Cappelli Resorts LLC by Concord, effective as of May 1, 2008, (iii) the 811,030 shares of Common Stock purchased by LRC on June 2, 2008, (iv) the 811,030 shares of Common Stock purchased by LRC on June 30, 2008 and (v) the 1,766,910 shares of Common Stock purchased by LRC on July 31, 2008.

                  LRC has a direct ownership interest in 4,200,000 shares representing approximately 12.38% of Empire's Common Stock (based upon a total of 33,913,351 shares of Common Stock outstanding as of November 6, 2008 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008).

                  Cappelli Resorts has a direct ownership interest in 1,174,512 shares representing approximately 3.65% of Empire's Common Stock (based upon a total of 33,913,351 shares of Common Stock outstanding as of November 6, 2008 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The second paragraph under Item 6 of the Schedule 13D is hereby deleted in its entirety and replaced by the following:

         2. Agreement to Form Limited Liability Company and Contribution Agreement by and between Empire and Concord and dated as of February 8, 2008, as amended by that certain Amendment to Agreement to Form Limited Liability Company and Contribution Agreement, dated as of December 30, 2008 (for a more detailed description of the Contribution Agreement, see Item 4 of this
                  Schedule 13D).

Item 7.  Material to be Filed as Exhibits

         Item 7 of the Schedule 13D is hereby supplemented by the following:

Exhibit 11. Amendment to Agreement to Form Limited Liability Company and Contribution Agreement, dated as of December 30, 2008, made by and between Empire Resorts Inc. and Concord Associates, L.P. (incorporated by reference to Exhibit 99.1 to Empire's Form 8-K filed with the SEC on December 30, 2008).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2008

                                       /s/ Louis R. Cappelli
                                       -----------------------------------------
                                       LOUIS R. CAPPELLI


                                       LRC ACQUISITION LLC

                                       By: /s/ Louis R. Cappelli
                                           -------------------------------------
                                           Louis R. Cappelli, Managing Member


                                       CAPPELLI RESORTS LLC

                                       By: /s/ Louis R. Cappelli
                                           -------------------------------------
                                           Louis R. Cappelli, Managing Member